Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Cessation of Director- Retirement of Mr Satish Borwankar, Executive Director and Chief Operating Officer

Mumbai, July 15, 2019: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read alongwith SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015, we hereby inform you that Mr Satish Borwankar upon completion of tenure as an Executive Director and Chief Operating Officer ceased to be a director with effect from July 15, 2019, as approved by the shareholders at the Annual General Meeting held on August 22, 2017,details required as per the said circular are as under:

Sr No.	Particulars	Details of change
Mr Satish Borwankar (DIN: 01793948)
1.	Reason for change viz. appointment, resignation, removal, death or otherwise	Cessation of term of appointment
2.	Date of ~~appointment~~/cessation (as applicable) & term of appointment	July 15, 2019 Term of appointment: July 16, 2017 – July 15, 2019
3.	Brief profile (in case of appointment)	NA
4.	Disclosure of relationships between directors (in case of appointment of a Director)	NA

The Board and management place on record their appreciation of the contribution made by Mr Borwankar during his association with the Company.

You are requested to kindly take the above on record.

-Ends-

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com
Tel: +91 22-66657613 www.tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.